UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of June, 2025
000-56241
(Commission File Number)

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

600 W. Fulton Street, Suite 800
Chicago, IL 60661
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On June 12, 2025, Cresco Labs Inc. (the “Company”) filed a notice of change of auditor and related documents with Canadian securities regulatory authorities and issued a news release regarding the auditor change. Copies of these documents are furnished as Exhibits to this Report on Form 6-K.

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s effective registration statements (including any prospectuses forming a part of such registration statements) on file with the U.S. Securities and Exchange Commission (the “SEC”) and are to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Change of Auditor
99.2	Letter from Former Auditor
99.3	Letter from Successor Auditor
99.4	News Release dated June 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: June 12, 2025	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer